Millicom International Cellular S.A.

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

June 10, 2019

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Attn:	Paul Fischer, Staff Attorney

Re:	Millicom International Cellular S.A. Registration Statement on Form F-1 Registration No. 333-231918

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Daylight Time on June 12, 2019 or as soon thereafter as is practicable. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

Please do not hesitate to contact John B. Meade of Davis Polk & Wardwell LLP at (212) 450-4077 with any questions or comments with respect to this letter.

Sincerely,

MILLICOM INTERNATIONAL CELLULAR S.A.

By:	/s/ Salvador Escalon
Name:	Salvador Escalon
Title:	Executive Vice President, General Counsel

Via EDGAR

CC: John B. Meade, Davis Polk & Wardwell LLP